As filed with the Securities and Exchange Commission on July 28, 2020

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$4,973,323.66	$645.54

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, equals $129.80 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $645.54	Filing Party: Priority Income Fund, Inc.
	Form or Registration No.: 005-88851	Date Filed: June 12, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☒ Check the box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1
SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2020 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to $4,973,324 in the aggregate of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents the number of Shares it can repurchase with the cash that has been retained by the Company during the quarter ended March 31, 2020 as a result of issuing shares through its distribution reinvestment plan to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”).  The Offer expired at 4:00 p.m., Eastern Time, on July 20, 2020, and a total of 752,902 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 469,618 Shares of which 2,997 Shares were first purchased from beneficial holders of less than 100 Shares and the remainder were purchased on a pro rata basis from the requests for repurchase received by the Company that were validly tendered and not withdrawn at a price equal to $10.59 per Share for an aggregate purchase price of approximately $4,973,324. The purchase price per Share was equal to the net asset value per Share as of July 17, 2020.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2020

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President